 Exhibit 99.128

April 13, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Registration Statement on Form 40-F of Enthusiast Gaming Holdings Inc. (the “Company”) of:

•	our report dated March 30, 2020 relating to the consolidated financial statements of the Company as at December 31, 2019 and 2018, and for the years then ended, which appears as Exhibit 99.10 to this Registration Statement on Form 40-F (the “2019 Report”);
•	the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form for the year ended December 31, 2019 included as Exhibit 99.15 to this Registration Statement on Form 40-F;
•	the incorporation by reference of our 2019 Report into the Preliminary Short Form Prospectus, dated August 12, 2020, included as Exhibit 99.41 to this Registration Statement on Form 40-F, and the reference to us under the heading “Interest of Experts” appearing in such Preliminary Short Form Prospectus;
•	the incorporation by reference of our 2019 Report into the Final Short Form Prospectus, dated August 26, 2020, included as Exhibit 99.50 to this Registration Statement on Form 40-F, and the reference to us under the heading “Interest of Experts” appearing in such Final Short Form Prospectus;
•	the incorporation by reference of our 2019 Report into the Preliminary Short Form Prospectus, dated January 25, 2021, included as Exhibit 99.101 to this Registration Statement on Form 40-F, and the reference to us under the heading “Interest of Experts” appearing in such Preliminary Short Form Prospectus;
•	the incorporation by reference of our 2019 Report into the Final Short Form Prospectus, dated February 5, 2021, included as Exhibit 99.103 to this Registration Statement on Form 40-F, and the reference to us under the heading “Interest of Experts” appearing in such Final Short Form Prospectus; and
•	the references to us under the heading “Interests of Experts”, which appears in the Annual Information Form for the year ended December 31, 2020 included as Exhibit 99.121 to this Registration Statement on Form 40-F.

Sincerely,

Chartered Professional Accountants
Licensed Public Accountants